DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

March 30, 2009

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention: Pamela A. Long, Assistant Director

Re:	Brookfield Homes Corporation
Registration Statement on Form S-3/A
Filed March 6, 2009
File No. 333-156416

Dear Sirs and Mesdames:

On behalf of our client, Brookfield Homes Corporation (the “Company”), we transmit for your review the Company’s response, as we have been informed by the Company, to the Staff’s letter of comments, dated March 16, 2009 (the “Comment Letter”), in respect of the Company’s registration Statement on Form S-3, as amended, filed on December 23, 2008 and amended on March 6, 2009 (such registration statement as so amended, the “Registration Statement”).  Each of the Company’s responses below are keyed to the heading and comment contained in the Comment Letter.

General

1.                                      We note the information omitted throughout the prospectus relating to the rights offering.  It does not appear that this information may be excluded from the prospectus and must be included prior to effectiveness.  Please revise accordingly.

The omitted information has now been included in the Registration Statement.

Calculation of Registration Fee

2.                                      Please advise us as to the basis for the number of registered shares issuable as dividends on the convertible preferred stock.

The number of registered shares issuable as dividends on the convertible preferred stock was based on a reasonable, good faith estimate of the maximum number of such shares that may potentially be issued as dividends through June 30, 2014.  The estimated number of shares was determined as follows:

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 604.687.5151 • F 604.687.8504

SUITE 1605 • 777 DUNSMUIR STREET • P.O. BOX 10444 • PACIFIC CENTRE • VANCOUVER, BRITISH COLUMBIA CANADA V7Y 1K4

USA CANADA EUROPE ASIA

Pursuant to the terms of the convertible preferred stock, beginning June 30, 2014, assuming that the price of the Company’s common stock meets certain conditions, the Company will be permitted, at its option, to require that all shares of convertible preferred stock be converted into shares of common stock.  Strictly for purposes of estimating the number of shares of common stock that could potentially be issued as dividends, the Company assumed that all dividend payments on the convertible preferred stock made prior to June 30, 2014 would be made in shares of common stock, and that the Company would require conversion of the convertible preferred stock immediately after June 30, 2014.

In making its estimate of the share price at the time of the potential payment of dividends in shares of common stock, the Company considered that since February 1, 2009, the Company’s common stock has traded on the New York Stock Exchange at prices generally between $2.00 and $3.00 per share, but it has traded as low as $1.49 per share as recently as February 23, 2009.  Assuming that the rights offering is fully subscribed and no shares of convertible preferred stock are converted into shares of common stock prior to June 30, 2014, the Company will be required to pay approximately $110 million of dividends on the convertible preferred stock through June 30, 2014.  In order to ensure that a sufficient number of shares of common stock are registered and available to be issued as payment of such dividends through June 30, 2014, and taking into account the extensive volatility of the stock market as well as the potential effect on the Company’s stock price of any dilution resulting from the rights offering, the Company assumed a common stock price of $1.00 per share for purposes of determining the number of share to be registered.

3.                                      We note the reference to footnote (4) with respect to the shares issuable as dividends on the convertible preferred stock.  It does not appear that Rule 416 of Regulation C applies to these shares.  Please revise accordingly.

The requested revisions have been made to the table appearing on the face page of the Registration Statement.

4.                                      We note footnote (4) to the table.  Please delete the phrase “…or as a result of anti-dilution adjustments in accordance with the terms of the convertible preferred stock.”  In this regard, we note that the anti-dilution provisions of the convertible preferred stock, as set forth in the certificate of designations filed as an exhibit, include types of transactions that are not contemplated by Rule 416 of Regulation C.  If you are required to issue more shares than your initial estimate due to the operation of an anti-dilution adjustment that is not contemplated by Rule 416, you will have to file an additional registration statement or rely upon an available exemption from registration.  Please disclose this fact and confirm to us that in the event such an adjustment requires you to issue more shares than you are registering, you will file a new registration statement to register those additional shares.

The requested revisions have been made to footnote (4) under the table on the face page of the registration statement.

We confirm that we have been notified by the Company that should it be required, as a result of anti-dilution adjustments that are not contemplated by Rule 416, to issue more shares than it is registering, it will file a new registration statement to register those additional shares.

Item 17, Undertakings, page II-2

5.                                      We note your response to comment 6 from our letter dated January 15, 2009.  Please also provide the undertaking required by Item 512(a)(5)(ii).

The requested disclosure has been provided on page II-2, in Item 17, Undertakings.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

Enclosure

cc:           Ian G. Cockwell

Brookfield Homes Corporation